CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED

BY [    ], HAS BEEN OMITTED BECAUSE LIZHI INC. HAS DETERMINED SUCH

INFORMATION (I) IS NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE

HARM TO LIZHI INC. IF PUBLICLY DISCLOSED.

FOIA CONFIDENTIAL TREATMENT REQUESTED

The entity requesting confidential treatment is

LIZHI INC.

Yangcheng Creative Industry Zone,

No. 309 Middle Huangpu Avenue,

Tianhe District, Guangzhou 510655,

The People’s Republic of China

+86 20 8381-8791

Rule 83 Confidential Treatment Request

November 4, 2019

BY HAND CONFIDENTIAL

Division of Corporation Finance

U.S. Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549-7561

Attention:	Mr. Frank Knapp
Ms. Christine Dietz
Mr. Jeff N. Kauten
Ms. Maryse Mills-Apenteng

Re:	LIZHI INC. (CIK No. 0001783407)
Registration Statement on Form F-1 Filed October 28, 2019
(File No. 333- 234351)

Ladies and Gentlemen:

We are submitting this letter on behalf of LIZHI INC. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form F-1 (File No. 333-234351) (the “Registration Statement”).

Because of the commercially sensitive nature of the information contained herein, the Company respectfully requests that the specified information contained in this letter be treated as confidential information and that the Commission provide timely notice to Ms. Xi (Catherine) Chen, Chief Financial Officer of the Company, before it permits any disclosure of the bracketed information in this letter.

The Company respectively advises the Staff that, based on discussions with the Company’s board of directors and preliminary input provided by the underwriters for the offering, the Company anticipates that the price for this offering will be approximately US$[    ] per Class A ordinary share (the “IPO Price”)1. The indicative IPO Price represents an estimate of the fair value of the unrestricted, freely tradable shares that would be sold in the public market without liquidity and marketability discounts and is based on the management’s expectations of future profitability, as well as comparable companies’ valuations. The Company will include the actual price range in an amendment to the Registration Statement shortly before the commencement of the Company’s roadshow. That price range will be subject to then-current market conditions, continuing discussions with the underwriters and other factors that may affect the Company or the proposed offering. However, the Company believes that the foregoing indicative IPO Price will not differ significantly from the actual price range.

[1]

The indicative IPO price per share is calculated on an as-converted (assuming conversion ratio of 1:1) and fully diluted basis with the Company’s pre-IPO valuation, including all the shares underlying all outstanding equity-based awards.

As disclosed on page 111 of the Registration Statement, as of April 15, 2019, the Company granted 10,428,430 restricted shares (“Restricted Shares”) to certain management member under the 2019 Share Incentive Plan. The Company has determined fair value of the Restricted Shares to be US$0.2596 based on the per share fair value of the underlying ordinary share. The valuation of the Company’s ordinary shares was based on the management’s best estimates as of the valuation date, with reference to the valuation results of an independent valuation firm. A detailed description of the valuation method used for the assessment of the fair value of the ordinary shares of the Company through April 15, 2019 is set forth on pages 111 to 112 of the Registration Statement filed on October 28, 2019.

The Company believes that the difference in fair value of US$0.2596 per share as of April 15, 2019 for its ordinary shares and US$[    ] per Class A ordinary share, being the indicative IPO Price, as adjusted to reflect the ADS-to-ordinary share ratio, was primarily attributable to the following factors:

Our interactive audio entertainment business has grown significantly in the second and third quarters of 2019.

Our interactive audio entertainment business has grew significantly in the second and third quarters of 2019 in the following aspects:

•

The average paying users of our interactive audio entertainment products, including Friends Hall and Lizhi Party, rapidly increased by 111.2% from approximately 120,000 in the first quarter of 2019 to approximately 260,000 in the third quarter of 2019.

•

As part of our recent strategic focus on social entertainment, we launched new audio entertainment features in the second quarter of 2019, which have demonstrated initial success and contributed to the total consumption of virtual currency spent by our users.

•

We plan to continue to explore innovative ways for users to interact and entertain through voices. The initial success of our newly launched features demonstrates a strong and fast-growing market demand for our interactive audio entertainment services, which, together with our other interactive audio entertainment products such as Friends Hall, drove up the fair value of the Company’s ordinary shares since April 15, 2019 and provides a powerful driver for significant growth of our business in the near future.

Our podcast business increased significantly since the second quarter of 2019, which is expected to continue to contribute to our business growth.

To boost our podcast business, we introduced paid membership subscriptions and other promotional activities to expand use cases since the second quarter of 2019. As a result, the average paying ratio in our podcast business increased substantially by 200.0% from 0.04% in the first quarter of 2019 to 0.12% in the third quarter of 2019, which also indicated significant opportunities for future growth. The expansion in our podcast business has contributed to the growth in our valuation and is expected to continue to boost our business.

Our overseas businesses, launched in the second quarter of 2019, is expected to offer us significant growth opportunities.

In the second quarter of 2019, we launched the locally tailored version of our interactive audio entertainment products, Sugar Chat, in the Middle East and North Africa, or MENA. We are also expanding our product offerings to attract users in Southeast Asia. We believe these factors and expansion opportunities contributed to the fair value growth of our ordinary shares.

•

In a few months after its inception, our MENA business delivered robust growth results. The total mobile MAUs of Sugar Chat grew exponentially by 343.9% in just two months from 19,710 in July 2019 to 87,490 in September 2019.

•

The growth of our MENA business demonstrates a strong demand for our services in selected overseas markets and well positions us for future growth in such markets. We also plan to continue expanding our audio community across different cultures and geographies.

•

MENA and Southeast Asia represent favorable market opportunities for Chinese online interactive entertainment platforms, especially for online audio platforms with attractive interactive product offerings. According to iResearch, the overseas revenue of Chinese audio interactive entertainment platforms in MENA and Southeast Asia is estimated to grow from US$217 million to US$1,279 million and from US$95 million to US$549 million, respectively, from 2019 to 2023, presenting substantial growth opportunities.

We launched a number of new business initiatives and use cases in the second quarter of 2019, which will further drive our user engagement and diversify our monetization channels.

•

In September 2019, we entered into a business cooperation arrangement with Baidu, a leading internet product and service provider, to offer our audio contents through a variety of smart devices and Internet of Things, or IoT, scenarios operated on Baidu’s conversational AI system, the DuerOS system. We believe audio-based IoT will become an important growth driver in the future, which is evidenced by the smart speaker shipments in China. China’s smart speaker shipments reached 23.2 million shipments in the first six months of 2019, representing a 49.6% market share worldwide, and will continue to grow to exceed 120 million units in 2023 according to iResearch.

•

In September 2019, we also entered into a business cooperation with a game development company to jointly operate an audio-centric online game and share revenues with them, providing an immersive audio experience to our users and allowing us to diversify our monetization methods.

•

We believe that our new IoT initiatives and use cases, combined with our efforts to continuously refine our AI-enabled content distribution and data analytics, have provided us with a variety of new growth opportunities and allow us to further diversify our monetization channels such us paid content, membership subscription and others.

Changes in discount for lack of marketability.

As the Company has made substantial progress on the proposed offering, the discount for lack of marketability was adjusted downwards from 7.54% as of April 15, 2019 to 0% closer to the offering date. This resulted in an increase of the fair value of Class A ordinary shares.

In light of the factors in support of our indicative IPO Price described in this letter, the Company respectfully advises the Staff that it believes that the estimated per share fair value used as the basis for determining stock-based compensation in connection with its Restricted Share grants was appropriate and reflected the best estimates of the management as of the valuation date.

*        *        *         *

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com)

Thanks for your time and attention.

Yours sincerely,

By:	/s/ Li He
Li He

cc :	Xi (Catherine) Chen, Chief Financial Officer
LIZHI INC.

Ms. Z. Julie Gao, Esq., Partner

Skadden, Arps, Slate, Meagher & Flom LLP

Mr. Der Hua You, Partner

Ms. Josie Zhao, Partner

PricewaterhouseCoopers Zhong Tian LLP